SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1*)

Ironwood Gold Corp.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

463320 10 1

 (CUSIP Number)

Behzad Shayanfar
Chief Executive Officer
c/o Ironwood Gold Corp.
7047 East Greenway Parkway #250
Scottsdale, AZ 85254
Tel: (888) 356-4942

 (Name, Address, and Telephone Number of Person Authorized
 to Receive Notices and Communications)

With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

August 17, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463320 10 1

1	NAME OF REPORTING PERSONS Behzad Shayanfar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,275,270 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,275,270 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,275,270 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.55% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1) Includes 600,000 shares of Common Stock that may be acquired by the reporting person upon exercise of vested options.
(2) Based on 120,599,200 shares of Common Stock outstanding on August 17, 2011.

CUSIP No. 463320 10 1

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the”SEC”) on August 3, 2011 (the “Schedule 13D”) relating to the common stock, $0.001 par value per share (“Common Stock”) of Ironwood Gold Corp. (the “Issuer”).  The principal executive offices of the Issuer are located at 7047 East Greenway Parkway, Suite 250, Scottsdale, Arizona 85254. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

(a)           This Amendment No. 1 to Schedule 13D is being filed by Behzad Shayanfar (the “Reporting Person”).

(b)           The business address of the Reporting Person is c/o Ironwood Gold Corp. 7047 East Greenway Parkway, Suite 250, Scottsdale, Arizona 85254.

(c)           The Reporting Person is a director, Chief Executive Officer and Interim Chief Financial Officer of the Issuer.  The business address of the Issuer is 7047 East Greenway Parkway, Suite 250, Scottsdale, Arizona 85254.

(d)           During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

On July 29, 2011 the Board of Directors of the Issuer approved the issuance of 25,000,000 shares of Common Stock (the “Shares”) to the reporting person as consideration for services provided to the Issuer.

Item 4.	Purpose of the Transaction

On August 17, 2011, the Reporting Person entered into a Stock Transfer Agreement with Alpha Capital Anstalt (the “Transferee”), pursuant to which the Reporting Person transferred an aggregate of 5,000,000 shares of Common Stock to the Transferee.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 463320 10 1

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 21,275,270 shares of Common Stock, which represent approximately 17.55% of the outstanding shares of Common Stock.

(b)           The Reporting Person has sole power to vote and sole power to dispose of 21,275,270 shares of Common Stock, which represent approximately 17.55% of the outstanding shares of Common Stock.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in the Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 7.	Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  August 29, 2011

/s/ Behzad Shayanfar
Behzad Shayanfar